Exhibit 99.52

MANAGEMENT DISCUSSION AND ANALYSIS
for the year ended March 31, 2011

The following Management Discussion and Analysis (“MD&A”) for Timmins Gold Corp. together with its wholly owned subsidiaries (“Timmins” or the “Company”) is prepared as of June 25, 2010 and relates to the financial condition and results of operations. The MD&A should be read in conjunction with the audited consolidated financial statements (“Financial Statements”) and related notes for the year ended March 31, 2011 and the comparative year ended March 31, 2010. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are stated in Canadian dollars, unless otherwise stated.

OVERVIEW OF THE BUSINESS

Timmins Gold Corp. is a publicly traded gold producer engaged in mining, development, exploration and acquisition of resource properties in Latin America. The Company owns and operates the San Francisco mine in the state of Sonora, Mexico. The Company has title to the Timmins and Timmins II concessions and the Timmins III fraction 1 and 2 located in Santa Ana, Sonora, Mexico and are included in the San Francisco Property. In November 2010 the Company entered into a property option agreement to earn an interest in the San Onesimo, Zindy, and San Fernando mineral concessions located in the State of Zacatecas, Mexico. In November, 2010, the Company also entered into a property option agreement to earn an interest in the Quila mineral concession located in the State of Jalisco, Mexico. The Company has received title to the Santa Maria de Oro claim in Jalisco, Onesimo claims in Mazapil-Conception de Oro, and the Patricia and Norma concessions in the Municipality of Trincheras, Sonora, Mexico.

The Company’s common shares are listed on the Toronto Stock Exchange (TSX:TMM). Further details on Timmins Gold Corp. can be found in the Company’s associated documents, including its Annual Information Form, at www.sedar.com or on the Company’s website at www.timminsgold.com.

The profitability and operating cash flow performance of the Company are affected by numerous factors, including but not limited to, the prices of gold and silver, the amount of metal production, and the level of operating costs, capital expenditures, and general and administrative costs. The Company is also exposed to fluctuations in foreign currency exchange rates, political risks, and the level of taxation imposed by local and foreign jurisdictions. While the Company attempts to manage these risks, many risk factors affecting these risks are beyond the Company’s control.

The Company’s profitability and operating cash flow are impacted by the price of gold. During the fiscal year ended March 31, 2011, the average London PM fix price of gold was USD $1,293.50 per ounce; a 27% increase over the average price of USD $1,022 per ounce in the prior fiscal year.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

2010/2011 HIGHLIGHTS

  The San Francisco gold project commenced commercial production in April 2010 making fiscal 2011 the first year of operations for the Company.

  Income from operations was $35,106,384 in fiscal 2011, compared to a loss from operations in fiscal 2010 of $6,546,016 representing a $41,652,400 increase over the prior year.

  Cash flow from operations during fiscal 2011 increased to $43,380,416 compared to cash used in operations of $15,793,611 in fiscal 2010.

  The Company produced 65,786 ounces of gold during fiscal 2011, and sold 62,761 ounces of gold. The Company commenced commercial production in April, 2010 and realized sequential quarter over quarter improvements in operations and financial performance during the year.

  The Company’s cash cost per ounce in fiscal 2011 was US$5301 per gold ounce, with a cash cost per gold ounce in Q4 of US$5271

  Revenue from metals was $84,351,172 compared to $nil in the prior year.

  In June 2011 the Company replaced and restructured the $15 million gold-linked debt facility (the “Gold Loan”) with an $18 million credit agreement. The new credit agreement does not contain any payments which are indexed to movements in gold prices and thus allows the Company to freely realize current gold prices. In addition the new facility does not carry a guaranteed minimum payment as outlined in the previous Gold Loan.

  In April 2010 the Company announced an increase in the mineral resource estimate at the San Francisco gold project with an increase in measured and indicated resources to 895,725 gold ounces and the inferred resource to 154,038 gold ounces. A further update was provided in November 2010 incorporating new drilling with an increase in the mineral reserve and mineral resource for San Francisco to 780,000 gold ounces from 611,000 gold ounces, or a 28% increase.

  In January 2011, the completion and filing of a NI 43-101 F1 updated resources and reserves and mine plan for the San Francisco gold mine was prepared by MICON International Limited. The highlights of the report outlined the following:

o	Total gold produced of 539,699 from 2011 to 2016
o	Average annual gold production of approximately 100,000 ounces of gold
o	Base case life of mine cash costs of US$489[1] per ounce
o	Strip Ratio of 1.73

_________________________

1 The Company has included a non-GAAP performance measure, total cash cost per gold equivalent ounce, throughout this document. For further information, see the Non-GAAP Measures section in the MD&A

pg.2

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

o	Increase in crushing capacity to 18,000 tonnes per day

  In February 2011, the Company staked an additional 95,000 hectares of claims along the highly prospective Sonora-Mojave Megashear structural province of Northern Sonora, Mexico. The Company’s semi contiguous claims along the Sonora-Mojave Megashear now total approximately 165,000 hectares. In November, 2010, the Company signed an option agreement whereby a 100% interest in a 12,000 hectare claim on the eastern section of Soltoro Ltd. (TSXV:SOL) Quila claim in Jalisco, Mexico may be earned. To earn the 100% interest, the Company must make a total of $1,000,000 in cash payments and incur $2,000,000 in exploration expenditures on the Property over 3 years. On signing the Company made an initial $100,000 payment to Soltoro. Once the Company has earned its 100% interest in the Property, a 3% net smelter return (NSR) royalty is payable to Soltoro from the Company’s operations within the Property’s external boundary including the Cocula claim, any further internal claims acquired by the Company within the Property and within a 2 km area of interest to the north and east of the original Quila property boundary. The Company may acquire 1/3 of the royalty (equal to 1% of the NSR) for $1 million and 2/3 of the royalty (equal to 2% of the NSR) for $2 million, up to six months from the date of commercial production.

  In March 2011, the Company received conditional approval for listing its common shares on the Toronto Stock Exchange (TSX), and effective March 23, 2011, the common shares were listed for trading on the TSX under the symbol TMM, and delisted from the TSX Venture Exchange.

OUTLOOK AND STRATEGY

The Company’s growth strategy is to increase its production profile, reduce cash costs and increase its reserve base through a number of initiatives, including the following:

  Realizing expansion opportunities at San Francisco, including a planned expansion to 18,000 tonnes per day

  The continuation of the Company’s exploration program designed to convert resources to reserves, increase resources, and increase its production profile. The Company expects to publish an updated NI 43-101 resource calculation in the fall, 2011.

  Actively pursuing accretive transactions to create value for shareholders

  Pursuing a U.S. listing on the American Stock Exchange

These growth initiatives are expected to be supported by internal cash flow generated from the operations at San Francisco, together with the amended and replaced debt facility with Sprott Resource Lending Partnership. The Company is committed to responsibly operating and growing to become a profitable gold producer, creating value for all its stakeholders, including shareholders, employees, suppliers, lenders, government, and the communities in which the Company operates.

pg.3

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

SUMMARIZED ANNUAL FINANCIAL STATEMENTS AND OPERATING RESULTS

	Year ended	Year ended	Year ended
	March 31, 2011	March 31, 2010	March 31, 2009
Gold ounces sold	62,761	8,065[2]	-

Metal revenues	$ 84,351,172	-	-
Cost of sales, excluding depletion and depreciation	$33,821,693	-	-
Income (loss) before taxes	$23,133,628	($8,615,920)	($3,414,781)
Net income (loss)	$11,464,054	($8,615,920)	($3,414,781)
Net income (loss) per share	$0.09	($0.08)	($0.05)
Net income (loss) per share, diluted	$0.08	($0.08)	($0.05)
Cash flow from (used in) operations	$43,380,416	($15,793,611)	($1,727,070)
Total cash and cash equivalents	$5,480,840	$2,694,825	$700,104
Total assets	$113,674,840	$82,279,282	$52,844,859
Total long term financial liabilities	$29,214,892	$10,053,535	$222,236
Cash dividends declared	$Nil	$Nil	$Nil
Total cash costs per gold ounce (USD)[1]	$530	$Nil	$Nil
Average realized gold price per ounce	$1,344	$Nil	$Nil

REVIEW OF ANNUAL FINANCIAL RESULTS

During fiscal 2011, the Company produced 65,786 gold ounces, and sold 62,761 gold ounces, compared to sales of 8,065 gold ounces in fiscal 2010. The significant increase in gold ounces sold over 2010 is a result of the commissioning of the mine on April 1, 2010. Total revenue from mining operations were $84,351,172, compared to $Nil in the 2010. Under Canadian GAAP, startup costs and revenues from the newly commissioned operation are deferred as a component of resource property costs until commercial production is established and then amortized on the unit-of-production-basis over proven and probable reserves. As a result in fiscal 2010 $10,826,833, and $2,569,066 of startup costs and revenues, respectively were capitalized as a cost of the resource property.

Income before income tax was $23,133,628 in 2011 compared to a net loss of $8,615,920 in 2010. The increase in income before other items relates to the commissioning of the mine on April 1, 2010 and the resulting increase in gold production. Cost of sales for the year were $33,821,693 compared to $Nil in fiscal 2010. Depletion and depreciation was $7,063,281 compared to $236,483 in 2010, the increase was due to the first year of production at San Francisco and resulting depletion of the mineral property expenditures.

1 The Company has included a non-GAAP performance measure, total cash cost per gold equivalent ounce, throughout this document. For further information, see the Non-GAAP Measures section in the MD&A

pg.4

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

Net income of $11,464,054 in 2011 represented a $20,079,974 increase in net income compared to a net loss in 2010. The increase was due to the commissioning and startup of the San Francisco operations on April 1, 2010.

Interest expense increased to $7,626,101 in 2011 compared to $2,559,882 in 2010 due to the US$15 million Gold Loan to Sprott Asset Management signed on January 22, 2010. The related loss on embedded derivative increased to $4,978,659 in 2011 compared to $623,426 in 2010 as a result of the rising price of gold on the underlying gold-linked debt. The Gold Loan is to be repaid in 12 monthly instalments commencing in September 2010 with each payment equalling the US$ cash equivalent of 1,667 ounces of gold. In June 2011 the Company replaced the existing debt facility with an $18 million debt facility with Sprott Resource Lending Partnership, LP. The replacement debt facility provides for one lump sum payment in 14 months, with interest accruing and payable at 1% per month.

Cash costs per gold ounce were US$5301 in 2011, versus $Nil in fiscal 2010. The cash costs per gold ounce are relatively consistent with the cash costs outlined in the NI 43-101 prepared by MICON dated November 30, 2010. The Company expects life of mine cash costs to approximate US$4891 per gold ounce over the life of the mine.

The Company recorded cash flow from operations of $43,380,416, an increase of $59,174,027 over 2010. This represents a significant increase due to the commissioning of the San Francisco mine, and the resulting income from operations in the first year of operations.

__________________

1 The Company has included a non-GAAP performance measure, total cash cost per gold equivalent ounce, throughout this document. For further information, see the Non-GAAP Measures section in the MD&A

pg.2

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

_______________

		Q4 2011		Q3 2010		Q2 2010		Q1 2010		Q4 2010		Q3 2010		Q2 2010		Q1 2010
Gold ounces sold		15,730		20,031		15,682		11,319		5,321		1,773		-		-

Metal revenues		$21,716,720		$27,989,038		$20,322,817		$14,322,597	$	Nil	$	Nil	$	Nil	$	Nil

Cost of sales, excluding depletion and amortization		$8,415,352		$8,941,857		$8,385,517		$8,078,967	$	Nil	$	Nil	$	Nil	$	Nil

Net income (loss)		$3,841,034		$7,537,351		$914,320		($828,651)		($5,456,353)		($1,793,238)		($561,999)		($804,330)

Net income (loss) per share, - basic		$0.03		$0.06		$0.01		($0.01)		($0.04)		($0.02)		($0.01)		($0.01)

Net income (loss) per share, - diluted		$0.03		$0.05		$0.01		($0.01)		($0.04)		($0.02)		($0.01)		($0.01)

Cash from (used in) operations		$14,586,265		$15,876,565		$7,837,989		$5,079,597		($13,082,573)		($1,787,838)		($599,084)		($324,116)

Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil

Total cash costs per gold ounce(USD)[1]		$527		$439		$515		$697	$	Nil	$	Nil	$	Nil	$	Nil

Average realized gold price		$1,358		$1,382		$1,293		$1,255	$	Nil	$	Nil	$	Nil	$	Nil

pg.3

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

REVIEW OF FOURTH QUARTER FINANCIAL RESULTS

During the fourth quarter of fiscal 2011, the Company sold 15,730 gold ounces compared to nil in the fourth quarter of fiscal 2010. The Company commenced commercial production on April 1, 2010 and fiscal 2011 represents the first year of commercial production. Fourth quarter revenues in fiscal 2011 were $21,716,720, compared to $Nil in the fourth quarter of fiscal 2010. The Company realized an average gold price of $1,358 during the fourth quarter.

Net income in the fourth quarter of fiscal 2011 was $3,841,034 million and represents the best quarterly results on a before tax basis since commencement of commercial production. The improvement was a result of increased production during the fourth quarter, and a reduction in cost of sales.

Cash costs per gold ounce have decreased quarter over quarter, with the Company reporting cash costs per gold ounce of $5271 in the fourth quarter of fiscal 2011. The Company continues to record quarterly increases in tonnes of ore mined per day, resulting in increased production and reduction in cash costs per gold ounce sold. The cash costs for the year were $5301 per gold ounce, the Company expects life of mine cash costs to approximate $4891 per gold ounce as outlined in the NI 43-101 Technical report dated November 30, 2010 prepared by MICON.

The Company reported cash flow from operations during the fourth quarter of fiscal 2011 of $14,586,265, allowing the Company to continue with its expansion plans including continued exploration at the San Francisco gold project, and commencement of the expansion from 12,000 tonnes per day to 18,000 tonnes per day expected to be completed and commissioned in the fall, 2011.

SAN FRANCISCO GOLD PROJECT

The mineral resource and mineral reserve at the San Francisco Mine were published in the following report: NI 43-101 F1 technical report on the preliminary feasibility study for the San Francisco Gold Project ,Sonora, Mexico , prepared by William J. Lewis, B.Sc., P.Geo., Michael G. Hester, FAusIMM, R. James Leader, P.Eng., Christopher A. Jacobs, CEng MIMMM, Ian R. Ward, P.Eng., dated March 31, 2008, and amended January 13, 2009. On November 30, 2010, a NI 43-101 F1 technical report updated resources and reserves and mine plan for the San Francisco Gold mine Sonora, Mexico was prepared by William J. Lewis, B.Sc., P.Geo. Ing. Alan J. San Martin, MAusIMM Mani Verma, P.Eng. Christopher A. Jacobs, CEng,l MIMMM Richard M. Gowans, B.Sc. P.Eng. This new resource is illustrated in the table below:

_________________________

1 The Company has included a non-GAAP performance measure, total cash cost per gold equivalent ounce, throughout this document. For further information, see the Non-GAAP Measures section in the MD&A

pg.4

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

Resource Classification	Tonnes (000 t)	Grade (g/t Au)	Gold
Measured Mineral Resource	19,089	0.797	489,000
Indicated Mineral Resource	23,442	0.658	495,000
Total Measured + Indicated	42,531	0.720	984,000
Inferred Mineral Resource	10,308	0.628	208,000

Mineral Resource Estimate for the San Francisco Project (Inclusive of Mineral Reserves) (Cut-off Grade of 0.131 g/t Gold, USD 1,100 Gold Price)

Mineral Reserves, which are part of the Mineral Resources, are estimated to be:

In Pit Reserves	Tonnes (000 t)	Grade (g/t Au)	Gold
Proven	17,194	0.756	418,000
Probable	17,738	0.635	362,000
Total Proven and Probable	34,932	0.695	780,000

Mineral Reserves within the San Francisco Pit Design (August 31, 2010) at USD 900/oz and after Mining Recovery and Dilution

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. As illustrated above, inferred resources are estimated to contain approximately 208,000 ounces of gold.

The Company’s budget for the next phase of exploration for the San Francisco mine is the result of the successful 2009-2010 drilling program. Infill and exploration drilling will continue for the remainder of 2010 and into 2011 in order to expand the mineral resources and reserves.

Of particular interest is the southeast extension where the last section line of drilling (200E) contained three RC holes which were drilled to maximum depth of 170 m. Two of the three holes intersected mineralization, with hole TF-810 intersecting three mineralized intervals of low grade and narrow thickness: 1.52 m grading 0.31 g/t gold; 1.52 m grading 0.24 g/t gold and 1.52 m grading 0.41 g/t gold. Hole TF-812, located 50 m to the north on the same section line intersected 9.12 m grading 0.98 g/t gold and 6.08 m grading 0.52 g/t gold. All mineralized intervals were located within the first 60 m from surface and are related to a chargeability anomaly open at depth for a further 300 m. The Company has outlined a further core drilling program totalling 5,000 m.

Near the perimeter of the pit, infill drilling has been planned to follow-up previous mineralized intersections that could increase the resources immediately east and north of the San Francisco pit and the new pit limit which resulted from the recent resource update. The infill drill program outlined by Timmins is comprised of approximately 30,000 m of reverse circulation (“RC”) drilling.

A program of exploration has been also outlined to define and test at least 4 of the 13 targets to the north of the San Francisco pit: these are the most favourable targets when geochemistry, lithology, structural lineament and relationship with the northwest mineral trend are considered. Timmins has estimated that this program will be approximately 30,000 m, involving a combination of reverse circulation drilling and a mobile RAB drill to acquire fast samples to outline drill targets for the RC drill.

pg.5

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

SAN FRANCISCO OPERATIONAL RESULTS

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total /
Category	2010	2010	2010	2011	Average
Ore (Dry tonnes)	905,296	1,090,768	1,208,678	1,207,339	4,412,081
Average Grade (g/t Au)	0.7180	0.817	0.939	0.895	0.842
Waste Mined	4,077,568	3,878,015	4,568,616	5,096,932	17,621,131
Total Mined (tonnes)	4,982,864	4,968,783	5,777,294	6,304,271	22,033,212
Strip Ratio	4.5	3.6	3.8	4.2	4.0
Gold ounces Recoverable	14,145	19,374	25,033	24,088	82,640
Gold ounces Sold	11,319	15,682	20,031	15,730	62,761
Days	91	92	92	90	365
Average Ore Processed (t/d)	9,948	11,856	13,138	13,415	12,088
Total Mined (t/d)	54,757	54,009	62,797	70,047	60,403

OPERATIONAL REVIEW – SAN FRANCISCO MINE

The flagship property of Timmins Gold Corp. is the San Francisco mine located in the Arizona-Sonora desert in the Northern portion of the Mexican state of Sonora. The mine is comprised on an open pit operation, with crushing and heap leach processing facilities.

The Company’s first year of operations was a successful transition from an advanced exploration and development company, to a junior producer. During the year, the Company continued to ramp production, with increases in the average tonnes of ore processed per day achieving record rates in the fourth quarter of fiscal 2011 of 13,415 tonnes per day of ore.

The Company has commenced an expansion plan outlined in the November 30, 2010 NI 43-101 report prepared by MICON International Limited. The crushing facilities will be increased from 12,000 tonnes per day to 18,000 tonnes per day with the addition of a crusher and screen on the existing tertiary crusher. The expansion has been on-going, and with completion and commissioning complete in the fall of 2011. This will allow the Company to increase its production profile to approximately 90,000 to 100,000 ounces of gold per annum.

The Company has also been aggressively drilling at the San Francisco mine with an objective of publishing an updated NI 43-101 resource statement by the end of fiscal 2011. The Company’s objective with the drill plan is to increase the total number of ounces in all categories around the San Francisco pit, and increase the mine life to in excess of ten years. The Company has also identified other exploration targets at other concessions in Mexico, and will commence reconnaissance exploration work in those high potential areas.

pg.6

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

EXPLORATION REVIEW – SAN FRANCISCO MINE

The Company’s ongoing drill program at its 100% owned San Francisco Gold Mine continues to expand the known boundaries of a 1.2 kilometre wide major NW-SE trending gold-hosting structure outside of the confines of the currently planned pit limits. The drill results received to date indicate the potential for expansion of the open pit beyond its current projected limit and indicates that the potential exists to increase the ultimate gold resource contained within the deposit.

The objective of the exploration drilling to the southwest of the pit has been to extend the mineralized zone outside of the currently planned pit limits and beyond. Drilling inside the northern part of the currently planned pit limits was in an area that required a higher density of drilling in order to be considered a part of the mine plan and, until now, was classified largely as waste for mine planning purposes. The holes were all relatively shallow and were drilled to a maximum depth of 130 meters.

Timmins Gold is currently drilling 500 meter holes from inside the pit and around its periphery. These will be the deepest holes drilled to date at the San Francisco mine. The geological characteristics of the deposit indicate that the gold mineralization is deep-seated, or mesothermal, in origin. As such, it is hypothesized by management that the gold mineralization has the potential to extend to depths much greater than the 140 meter deep present pit bottom where the tenor of mineralization remains strong. In fact, there is no indication that the bottom of the mineralized system has been reached or is being approached. As well, mesothermal systems, with their significant depth extent, have the potential to transform into higher-grade "feeder" systems with depth, wherein higher-grade, gold-bearing vein systems at depth act as conduits for lower-grade, higher-level mineralization.

The Company currently has six reverse circulation drill rigs and three core drill rigs on the property, and since June, 2011 has been drilling at a rate of approximately 20,000-30,000 metres per month. There is approximately an additional 63,000 metres of drilling which is not included in the previous NI 43-101 resource calculations. The Company anticipates publishing an updated NI 43-101 resource calculation by the end of 2011.

pg.7

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

Some of the highlights of the drilling at San Francisco are outlined below:

	Drill Intersections
Drill Hole Number	From (m)	To (m)	Width (m)	Au g/t
TFR-16	15.00	36.00	21.00	1.11
TF-491	42.72	45.76	3.04	1.25
	and 51.81	74.63	22.82	1.04
TF-492	39.62	54.86	15.24	0.87
	includes 50.26	51.78	1.52	4.27
	and 57.91	71.62	13.71	1.20
	includes 68.55	70.07	1.52	6.83
	and 77.72	80.76	3.04	3.18
TF-530	21.33	25.9	4.57	1.85
TF-531	13.71	15.24	1.53	3.67
TF-548	57.91	67.05	9.14	1.14
TF-551	32.00	50.29	18.29	0.94
	and 68.58	82.29	13.71	10.28
TF-563	60.96	73.15	12.19	1.08
TF-585	4.57	13.71	9.12	2.27
	and 15.24	27.43	12.16	1.08

Drill Intercepts SW of the San Francisco Pit

		Drill Intersections
Drill Hole Number	Depth (m)	From (m)	To (m)	Width (m)	Au g/t
TF-647	91.44	0.00	1.52	1.52	0.20
		and 71.63	79.25	7.62	2.29
		includes 73.15	74.68	1.53	2.90
		includes 74.68	76.20	1.52	3.33
		includes 76.20	77.72	1.52	3.37
		and 83.82	91.44	7.62	0.34
TF-648	100.58	92.96	97.54	4.58	1.16
		includes 92.96	94.49	1.53	2.67

pg.8

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

		Drill Intersections
Drill Hole Number	Depth (m)	From (m)	To (m)	Width (m)	Au g/t
TF-649	121.92	96.01	109.73	13.72	3.88
		includes 96.01	97.54	1.53	4.73
		includes 97.54	99.06	1.52	11.17
		includes 99.06	100.58	1.52	4.83
		includes 100.58	102.11	1.53	4.50
		includes 102.11	103.63	1.52	3.17
		includes 103.63	105.16	1.53	2.80
		includes 106.68	108.20	1.52	2.17
TF-650	85.34	73.15	83.82	10.67	0.74
TF-651	100.58	0.00	10.67	10.67	0.85
		includes 3.05	4.57	1.52	3.65
		and 54.86	67.06	12.20	0.31
		and 88.39	100.58	12.19	4.39
		includes 89.92	91.44	1.52	6.83
		includes 92.96	94.49	1.53	5.10
		includes 94.49	96.01	1.52	3.93
		includes 96.01	97.54	1.53	3.60
		includes 97.54	99.06	1.52	3.65
		includes 99.06	100.58	1.52	9.07
TF-652	137.16	48.77	51.82	3.05	0.47
		and 53.34	54.86	1.52	2.97
		and 96.01	117.35	21.34	2.52
		includes 96.01	97.54	1.53	5.60
		includes 97.54	99.06	1.52	14.43
		includes 99.06	100.58	1.52	11.67

pg.9

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

	Drill Intersections
Drill Hole Number	From (m)	To (m)	Width (m)	Au g/t
TF-355	28.96	36.58	7.62	1.71
TF-471	24.38	27.43	3.05	2.60
TF-472	1.52	6.10	4.58	2.24
TF-636	30.48	38.10	7.62	3.49
TF-637	103.63	108.20	4.57	4.36
TF-685	36.58	39.62	3.04	5.18
TF-754	0.00	6.10	6.10	1.88
TF-792	89.92	108.20	18.28	1.15
TF-793	70.10	82.30	12.20	2.14
TF-799	118.87	123.44	4.57	1.76
TF-800	12.19	16.76	4.57	1.47
TF-803	92.96	99.06	6.10	1.54
	and 109.73	123.44	13.71	1.58
TF805	30.48	35.05	4.57	1.50
	and 160.05	175.26	15.21	2.05
TF-809	117.35	126.49	9.14	3.69
	and 128.02	138.68	10.66	2.44
TF-860	42.67	50.29	7.62	3.93
TF-863	16.76	38.10	21.34	1.46
TF-869	9.14	16.75	7.61	1.68
	and 21.33	38.10	16.77	1.82

pg.10

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

Drill Intercepts on the Northern portion of the San Francisco Pit

		Drill Intersections
Drill Hole Number	Depth (m)	From (m)	To (m)	Width (m)	Au g/t
TF-724	121.92	9.14	12.19	3.05	2.700
		includes 10.67	12.19	1.52	4.640
		and 24.38	27.43	3.05	0.740
		and 33.53	41.15	7.62	0.900
		and 47.24	51.82	4.58	1.090
		and 56.39	62.48	6.09	0.670
		and 91.44	94.49	3.05	1.050
		and 96.01	121.92	25.91	1.260
		includes 97.54	99.06	1.52	2.260
		includes 99.06	100.58	1.52	2.650
		includes 108.20	109.73	1.53	7.420
		includes 117.35	118.87	1.52	2.480
TF-725	131.06	53.34	64.01	10.67	6.390
		includes 57.91	59.44	1.53	40.730
		and 70.10	80.77	10.67	0.280
TF-726	82.29	0.00	6.10	6.10	0.360
		and 27.43	33.53	6.10	2.000
		includes 27.43	28.96	1.53	6.410
		and 70.10	74.68	4.58	0.950
TF-728	70.1	0.00	7.62	7.62	0.600
		and 30.48	35.05	4.57	1.260
		and 36.58	41.15	4.57	3.460
		includes 38.10	39.62	1.52	2.360
		includes 39.62	41.15	1.53	7.850
		and 50.29	53.34	3.05	0.440
		and 64.01	70.10	6.09	0.690
TF-733	100.58	1.52	4.57	3.05	0.210
		and 82.30	83.82	1.52	2.250
		and 85.34	91.44	6.10	1.120
		Includes 88.39	89.92	1.53	3.010

pg.11

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

Drill Intercepts SE of the San Francisco Pit

	Drill Intersections
Drill Hole Number	From (m)	To (m)	Width (m)	Au g/t
TF-813	109.73	123.44	13.71	1.46
TF-822	12.19	27.43	15.24	1.11
TF-824	6.09	18.28	12.19	1.19
TF-826	6.09	16.76	10.67	7.51
TF-833	124.97	129.54	4.57	2.39
TF-845	33.53	39.62	6.09	2.88
TF-896	62.48	67.06	4.58	1.51
TF-897	35.05	36.58	1.53	2.19

Drill Intercepts to the NW and inside of the San Francisco Pit

	Drill Intersections
Drill Hole Number	From (m)	To (m)	Width (m)	Au g/t
TF-878	45.72	48.77	3.05	5.38
TF-882	50.29	53.34	3.05	5.18
TF-883	30.48	33.52	3.04	2.70
TF-884	77.72	82.30	4.58	3.23
	and85.34	91.44	6.10	1.26
TF-885	27.43	35.05	7.62	1.29

Drill Intercepts East and Southeast of the San Francisco Pit

	Drill Intersections
Drill Hole Number	From (m)	To (m)	Width (m)	Au g/t
TF-910	0.00	12.19	12.19	0.30
	and 38.10	44.20	6.10	6.98
	includes 38.10	39.62	1.52	10.49
	includes 39.62	41.15	1.53	4.67
	includes 41.15	42.67	1.52	12.23
TF-911	45.72	47.24	1.52	7.63
TF-922	65.53	71.63	6.10	2.04
	includes 68.58	70.10	1.52	6.73
TF-926	114.30	120.40	6.10	1.63
	includes 115.82	117.35	1.53	5.42

pg.12

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

	Drill Intersections
Drill Hole Number	From (m)	To (m)	Width (m)	Au g/t
TF-942	15.24	18.29	3.05	17.19
	includes 15.24	16.76	1.52	25.02
	includes 16.76	18.29	1.53	9.37
TF-945	70.10	74.68	4.58	2.82
	includes 70.10	71.63	1.53	6.30
	includes 71.63	73.15	1.52	2.17
	and 94.49	97.54	3.05	2.53
TF-947	9.14	10.67	1.53	0.33
	and 42.67	45.72	3.05	3.78
	includes 42.67	44.20	1.53	6.09
	and 67.06	70.10	3.04	2.16
	includes- 68.58	70.10	1.52	4.16
	and 92.96	100.58	7.62	0.51
TF-950	10.67	12.19	1.52	3.50
	and 30.48	42.67	12.19	1.09
	include 38.10	39.62	1.52	5.60
	and 80.77	82.30	1.53	2.17
TF-960	0.00	4.57	4.57	2.11
	includes 1.52	3.05	1.53	3.97
	include 32.00	33.53	1.53	4.29
TF-987	41.15	42.67	1.52	1.03
	and 70.10	73.15	3.05	1.27
	includes 70.10	71.63	1.53	2.20
	and 85.34	92.96	7.62	0.64
	and 114.30	117.35	3.05	23.39
	includes 114.30	115.82	1.52	45.70
TF-1001	16.76	22.86	6.10	2.35
	includes 16.76	18.29	1.53	8.55
TF-1005	24.38	28.96	4.58	1.34
	includes 25.91	27.43	1.52	3.71

pg.13

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

Drill Intercepts North and NE of the San Francisco Pit

	Drill Intersections
Drill Hole Number	From (m)	To (m)	Width (m)	Au g/t
TF-1021	10.67	12.19	1.52	0.32
	and 15.24	19.81	4.57	3.92
	includes 16.76	18.29	1.53	9.53
TF-1024	71.63	76.20	4.57	3.53
	includes 73.15	74.68	1.53	8.34
	and 117.35	121.92	4.57	0.72
TF-1027	6.10	9.14	3.04	4.33
	includes 6.10	7.62	1.52	6.81
	and 83.82	94.49	10.67	4.12
	includes 88.39	89.92	1.53	4.11
	includes 89.92	91.44	1.52	21.16
	and 96.01	100.58	4.57	1.07
	includes 97.54	99.06	1.52	2.34
TF-1035	38.10	51.82	13.72	1.33
	includes 38.10	39.62	1.52	5.38
	includes 45.72	47.24	1.52	2.16
	includes 50.29	51.82	1.53	2.89
	and 128.02	131.06	3.04	1.06
TF-1053	88.39	91.44	3.05	2.05
	includes 89.92	91.44	1.52	4.00
TF-1058	15.24	22.86	7.62	0.99
	includes 15.24	16.76	1.52	2.04
	includes 19.81	21.34	1.53	2.32
	and 36.58	56.39	19.81	5.08
	includes 38.10	39.62	1.52	9.15
	includes 41.15	42.67	1.52	7.12
	includes 48.77	50.29	1.52	38.22
	includes 50.29	51.82	1.53	3.74
	includes 51.82	53.34	1.52	2.15
	includes 53.34	54.86	1.52	3.24
	includes 60.96	62.48	1.52	0.61
TF-1059	68.58	71.63	3.05	0.25
	and 74.68	83.82	9.14	1.58
	includes 76.20	77.72	1.52	4.83

pg.14

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

CONSOLIDATED EXPENSES

	March 31, 2011	March 31, 2010	March 31, 2009
Corporate and administrative	$5,730,363	$3,431,754	$2,316,419
Depletion and depreciation	$7,063,281	$236,483	$64,046
Stock-based compensation	$1,290,473	$961,260	$1,050,336

Corporate and administrative costs include expenses related to the overall management of the Company which are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada and Mexico. Corporate and administrative costs increased over prior years, with increases associated with audit, legal and consulting work related to the attempted acquisition of Capital Gold Corp., along with investor relations and travel costs.

Depletion and amortization costs increased significantly during 2011 as a result of the commissioning of the San Francisco gold project, and commencement of production in 2010. Costs previously associated with resource properties were capitalized, and are now amortized on a units of production basis.

Stock based compensation increased due to the calculation of the total fair value of stock options recognized during the year ended March 31, 2011. There were no option grants in the year ended March 31, 2011.

CONSOLIDATED OTHER INCOME/(EXPENSE)

	March 31, 2011	March 31, 2010	March 31, 2009
Other income	$20,036	$14,613	$346,592
Interest expense	($7,626,101)	($2,559,882)	($341,411)
Loss on embedded derivative	($4,978,659)	($623,426)	$ -
Foreign exchange gain	$611,698	$1,098,791	$214,170

Interest expense increased significantly during fiscal 2011 to $7,626,101 compared to $2,559,882 in 2010. On January 22, 2010, the Company issued a US$15 million note to Sprott Asset Management, LP with 12 equal repayments commencing in August, 2010. Each payment is the equivalent of 1,667 ounces of gold (a total of 20,004 gold ounces), with a guarantee of a minimum rate of return of 15% to the note holder.

The loss on the embedded derivative increased to $4,978,659 in 2011 from $623,426 in 2010. The loss on the embedded derivative reflects an increase in the price of gold during the fiscal year.

Foreign exchange gains of $611,968 were incurred in 2011 compared to a gain of $1,098,791 in 2010. The foreign exchange gains and losses result from valuation differences in amounts transferred and repaid between the Company and its subsidiaries. The Company will continue to experience non-cash foreign currency gains or losses; primarily as a result of fluctuations in the Mexican peso.

pg.15

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

INCOME TAX EXPENSE

During the fiscal year ended March 31, 2011, the Company recognized a current income tax expense of $659,047, versus $Nil in the fiscal 2010. The year over year difference relates to income tax at the Mexican subsidiary level where loss carryforwards have been fully utilized.

In late 2009, the Mexican government enacted tax reform that included a 2% increase in corporate taxes that increased the rate from 28% to 30%. Also, included in this tax reform was the introduction of a minimum flat tax levied at the rate of 17.5% on cash flows of Mexican corporations. A company doing business in Mexico must pay the greater of the general corporate income tax or the flat tax.

In fiscal 2011, future income taxes of $11,010,527 were incurred as a result of increased temporary differences on mineral properties from increased resource property book values offset by utilization of loss carryforwards with taxable income compared to $Nil in fiscal 2010.

FINANCIAL CONDITION

	As at March 31, 2011	As at March 31, 2010	Analysis
Current Assets	$26,179,700	$16,182,922	Current assets increased in 2011 primarily due to higher inventory balances on the heap leach pad.
Long-term assets	$87,495,140	$66,096,630	Long term assets increased in 2011 primarily due to continued development and drilling investment in the resource properties.
Total assets	$113,674,840	$82,279,282
Total current liabilities	$10,913,716	$14,207,105	Total current liabilities decreased during 2011 as a result of the replaced debt facility classified as long term, offset by increases in accounts payable
Total long term liabilities	$14,149,343		Total long term liabilities increased due to the long term debt being classified $14,020,596long term due to the replacement debt facility with Sprott Resource Lending Partnership.
Total liabilities	$40,128,608	$28,227,701
Shareholders’ equity	$73,546,232	$54,051,581	Shareholders’ equity increased due to an increase in net income, and the exercise of stock options and warrants during the year.

pg.16

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

KEY ECONOMIC TRENDS

The Company’s performance is largely dependent on the price of gold. The prices of gold can directly impact the Company’s profitability and cash flow. The price of gold is subject to volatile price movements during short periods of time and is affected by numerous factors such as the strength of the US dollar, supply and demand, interest and inflation rates and geopolitical risks, all of which are beyond the Company’s control. During the fiscal year ended March 31, 2011, the price of gold averaged USD$1,293.50 per ounce, with daily London PM fix prices between USD$1,123 and USD$1,447 per ounce.

At the Company’s San Francisco mine, a significant portion of the operating and capital expenditures are denominated in Mexican pesos and the US dollar. Fluctuations in these currencies can have an impact on the Company’s costs. During the fiscal year, the Mexican peso averaged 12.25 Mexican pesos to 1 Canadian dollar, and $0.98 US dollars for 1 Canadian dollar. The Company does not manage foreign currency exposure through the use of forward contracts.

LIQUIDITY AND CASH FLOW

The Company’s balance of cash and cash equivalents as at March 31, 2011 was $5,480,840, an increase of $2,786,015 from the balance as at March 31, 2010 of $2,694,825. Factors that can impact the Company’s liquidity are monitored regularly and include the market price of gold, production levels, operating cash costs, capital costs, exploration expenditures, currencies and foreign currency fluctuations.

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
Cash flow from (used in) operating activities	$43,380,416	($15,793,611)	($1,727,070)
Cash flow used in investing activities	($31,396,124)	($14,514,642)	($20,756,852)
Cash flow from (used on) financing activities	($9,198,277)	$32,302,974	$20,712,714
(Decrease)/Increase in cash	$2,786,015	$1,994,721	($1,770,938)
Cash, beginning of year	$2,694,825	$700,104	$2,471,042
Cash, end of year	$5,480,840	$2,694,825	$700,104

Operating activities contributed $43,380,416 to cash flow during 2011 compared to 2010, when cash used in operating activities was $15,793,611. This improvement was primarily due to the increase in net income from the first year of operations at the San Francisco gold project, non cash interest charges of $12,542,177 and depletion and depreciation of $7,063,281, offset by an increase in inventory of $7,886,408.

Investing activities for the year ended March 31, 2011 used cash of $31,396,124 as a result of expenditures on mining interests, and equipment compared to $14,514,642 at March 31, 2010. Current year capital expenditures were higher than previous years due to an increase in capitalized stripping costs at the San Francisco gold project, and increased exploration expenditures. The Company is currently expanding the crushing facilities at the San Francisco gold project, and will incur costs in the coming year associated with the expansion. The costs to increase the crushing capacity to 18,000 tonnes per day are estimated at US$2.2 million and can be funded from cash on hand.

pg.17

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

Financing activities for March 31, 2011 used cash of $9,198,277 compared to a contribution of $32,302,974 for the March 31, 2010 year end. The Company repaid principal of $15,875,499 during the year ended March 31, 2011 relating to the Sprott Asset Management, LP gold loan. This was offset by an increase of $6,677,222 in shares issued for cash. During the year ended March 31, 2010, $19,623,374 was received from shares issued for cash and the origination of the Sprott Asset Management, LP note increased cash by $15,967,500.

CREDIT FACILITY

On January 22, 2010, the Company issued US $15 million in principal amount of gold-linked notes (the “Gold Loan”) to Sprott Asset Management. Included with the notes was an aggregate of 3 million share purchase warrants allowing the holder to acquire common shares of the Company at a price of $0.80 for up to 24 months. (The warrants were valued at $1,830,000.) The proceeds received have been recorded separately for the warrants and for the resulting debt and at issuance, the debt was recorded at US$13,361,213 ($14,137,500).

The Gold Loan is to be repaid in 12 monthly instalments commencing in September 2010. Each monthly payment will be the US$ cash equivalent of 1,667 ounces of gold. In addition, the Company has guaranteed the holders of the Gold Loan to receive a minimum payment over the term of the loan of US$18,375,000 ($18,275,775). In June, 2011 the Company replaced the debt facility with Sprott Asset Management, with an $18 million replacement facility with Sprott Resource Lending Partnership, LP. The replacement facility provides for a single lump sum payment in 14 months, with interest accruing and payable at 1% per month. As part of the renegotiation, the last payment under the Gold Loan was March, 2011.

The loan is secured by among other things, a first charge on the assets of MdN. After evaluating the expected payments to be made, and after considering the separate recognition of the warrants referred to above, the debt is recorded at a discount to its face value.

As a result of the indexation of the principal repayments to the movement in the price of gold, the Company has determined that the Gold Loan with Sprott Asset Management contains a derivative which is embedded in the $US denominated debt instrument (the “Embedded Derivative”). This derivative is the equivalent of a series of 12 USD/Gold forward contracts maturing on each of the principal dates. As a result, the value of the loan is revalued each period to recognize the change in value of the derivative with changes in the value being recorded as interest expense. In addition, the debt discount is amortized using the effective interest method to each of the scheduled principal payment dates. The replacement facility with Sprott Resource Lending Partnership, LP does not include an embedded derivative as a result of the repayment terms not requiring a calculation associated with gold price.

pg.18

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

LIQUIDITY OUTLOOK

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the price of gold.

The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, and seeking flexibility in financing arrangements. In today’s metal price environment, the Company anticipates that funding from operating cash flows should be sufficient to fund the Company’s working capital requirements and capital expenditures at its existing mines. This leaves the Company’s current cash balance available to pursue future growth plans. The Company had cash and cash equivalents on hand at March 31, 2011 of $5,480,480 million.

During 2011, the Company reinvested funds generated from operations into the continued development, and exploration at the San Francisco gold project. Cash flow provided by operating activities (used in) will vary depending on the prices of gold, fluctuations in the Mexican peso and US Dollar, total production and the extent of expenditure on mine development and other capital projects during the year. The Company expects to generate positive cash flow from operating activities over the next year achieved through strong production results at the San Francisco gold project.

CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations at March 31, 2011 is summarized as follows:

	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-4 YEARS	4-5 YEARS	GREATER THAN 5 YEARS
Payables	$9,978,066	$9,978,066	$-	$-	$-	$-
Long term debt (1)	$11,840,168	$-	$11,840,168	$-	$-	$-
Interest on long term debt (2)	$2,160,000	$2,160,000	$-	$-	$-	$-
Other long term obligations (3)	$2,980,942	$97,180	$583,080	$1,195,314	$-	$1,050,942
Future purchase commitments(4)	$40,784,570	$23,733,940	$17,050,640	$-	$-	$-

(1) Represents the principal portion of the Gold Loan.
(2) Represents an estimated amount of interest owing on the Gold Loan calculated at 1% per month on principal of C$18 million
(3) Mining operations are subject to extensive environmental regulation in the jurisdiction in which they operate. Pursuant to environmental regulations, we are required to close our operations and reclaim and remediate the lands that operations have disturbed. Amounts reflect the estimated undiscounted cash outflows of such asset retirement obligations. Other long term obligations include property payments on other exploration properties totaling $1.93 million over the next 4 years.
(4) The demobilization costs for the mining services contract with Peal de Mexico, S.A. de C.V., excluding IVA and any interest accretion, and the 23 estimated monthly payments for the Peal contract remaining as of March 31, 2011. Actual payments under the Peal contract vary based on monthly production.

pg.19

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

OUTSTANDING SHARE DATA

Authorized:

unlimited number of common shares without par value

unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

	As at March 31, 2011	As at March 31, 2010
Common shares issued	136,964,194	115,071,514

The total number of outstanding common shares as at June 28, 2011 is 137,466,127.

TRANSACTIONS WITH RELATED PARTIES

During the year ended March 31, 2011, the Company entered into the following transactions with related parties:

a)	The Company incurred $409,368 (2010 - $190,685; 2009 - $30,657) of geological and consulting fees and $nil (2010 - $165,000 2009 - $nil) of bonuses to directors and officers of the Company.

b)	The Company paid $64,800 (2010 - $ 96,400; 2009 - $55,200) as consulting fees to its Chief Financial Officer.

c)	For the year ended March 31, 2011the Company incurred $nil (2010 - $92,656) for rent and administrative expenses on behalf of a company that formerly had directors in common for the year ended March 31, 2011. As of March 31, 2011 the company was no longer a related party. As of March 31, 2011 $79,200 (2010 - $92,656) is due from this company.

The transactions with related parties were in the normal course of operations and were measured at the exchange amount which represented the amount of consideration established and agreed to by the parties.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

pg.20

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

SUBSEQUENT EVENTS

a)	From April 1, 2011 to June 28, 2011, 100,000 options with an exercise price of $0.50 and 100,000 options with an exercise price of $100 were exercised.

b)

In June, 2011 the Company replaced the Gold Loan debt facility with Sprott Asset Management, with an $18 million replacement facility with Sprott Resource Lending Partnership, LP. The new credit agreement has allowed the Company to repay the existing requirement to deliver 8,335 ounces of gold and has provided a further $5.6 million in working capital. The new credit agreement provides for a lump sum payment of principal on maturity in 14 months, with interest paid at the rate of 1% per month. As part of the renegotiation, the last payment under the Gold Loan was March, 2011.

c)

In May 2011, a Mexican appellate court judgment was issued confirming that the garnishment order laid down by SAT was illegally imposed and the Company started administrative process to release the $1.7 million funds noted as restricted funds on the financial statements. See note 7 for more information.

d)	Subsequent to March 31, 2011, the Company signed a lease for its new Vancouver-based headquarters. Payments are approximately $17,000 per month and the lease extends for 60 months.

NON-GAAP MEASURES

Total cash cost per ounce calculation

Total cash costs per ounce is a non-GAAP performance measure that Management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities. Total cash costs per ounce does not have any standardized meaning prescribed by GAAP, and should not be considered in isolation of or as a substitute for performance measures prepared in accordance with GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently. Total cash costs per ounce is calculated by dividing all of the costs absorbed into inventory, excluding amortization and depletion, by applicable ounces sold.

pg.21

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

The following provides a reconciliation of total cash costs per ounce to the financial statements:

	March 31, 2011	March 31, 2010
Cost of sales per financial statements	$33,821,693,	$-
Divided by gold ounces sold	62,761	8,065[1]
Total cash cost per gold ounce	$539	$-
Total cash cost per gold ounce (USD)*	$530	$-

* Exchange rate of 0.9836 used to calculated USD equivalent based on average USD close from Apr 1/10 to Mar 31/11

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the financial statements are considered appropriate in the circumstances, but are subject to judgements and uncertainties inherent in the financial reporting process.

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of the recoverable value of its mineral properties and related deferred expenditures, valuation and amortization of the gold loan and property, plant and equipment, the valuation of future income tax assets and asset retirement obligations, as well as the value of stock-based compensation. All of these estimates involve considerable judgement and are, or could be, affected by significant factors that are beyond the Company’s control.

I.	Inventories

The Company predominantly produces two minerals including gold and silver and inventories consist of ore in stockpiles, ore in process, finished goods, and supplies. These inventories are valued at the lower of cost and net realizable value after consideration of additional processing, refining and transportation costs. For all ore inventories, net realizable value is calculated as the difference between the estimated future metal revenue based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form.

_______________________

1 Effective April 1, 2010, the San Francisco resource property commenced production under Canadian GAAP. Under Canadian GAAP, startup costs and revenues from the newly commissioned operation are deferred as a component of resource property costs until commercial production is established and then amortized on the unit-of-production-basis over proven and probable reserves. As a result, no revenue from mining operations or cost of sales were realized in the fiscal year ended March 31, 2010.

pg.22

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

(i)	Supplies inventory

Supplies inventory consists of mining supplies and consumables used in the operation of the mines, and is valued at the lower of average cost and net realizable value.

(ii)	Ore stockpiles inventory

Stockpiles represent ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on the current mining cost per tonne incurred up to the point of stockpiling the ore, including applicable overhead, depletion and amortization relating to mining operations, and are removed at the average cost per tonne. Ore stockpiles inventory is measured at the lower of cost and net realizable value.

(iii)	Ore in process inventory

The recovery of gold is achieved through heap leaching processes. Costs are added to ore on leach pads based on current mining and processing costs, including applicable overhead, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered, based on the average cost per ounce of gold and silver in ore in process inventory.Ore in process inventory is measured at the lower of cost and net realizable value.

(iv)	Finished goods inventory

Finished goods inventory consists of gold in doré bars, and is valued at the lower of cost and net realizable value.

For all ore inventories, net realizable value is calculated as the difference between the estimated future metal revenue based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form.

II.	Income taxes

Future income taxes are recorded using the asset and liability method. Using this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company provides a valuation allowance against those assets to the extent that it does not consider it more likely than not they will be recovered. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

pg.23

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

III.	Impairment of long-lived assets

The Company assesses the impairment of long-lived assets, which consist primarily of mining interests, property, plant and equipment and intangible assets, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. An impairment loss will be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value.

Annually, or when events or circumstances indicate the carrying amount may not be recoverable, the Company reviews the carrying value of its mining interests and exploration properties. The recoverability of the book value of each property is assessed for indicators of impairment such as adverse changes to the estimated recoverable ounces of gold, estimated future commodity prices, and estimated expected future operating costs, capital expenditures and reclamation expenditures. If it is determined that the deferred costs related to a property are not recoverable over its productive life, those costs will be written down to fair value as a charge to operations in the period in which the determination is made. The amounts at which mining interests and the related deferred costs are recorded do not necessarily reflect present or future values.

IV.	Foreign currency translation

The Subsidiary’s financial statements were prepared in Mexican pesos, and have been translated into Canadian dollars using the temporal method. Any conversion differences have been reported as exchange gains or losses in the statement of operations. The temporal method involves translating assets, liabilities, revenues and expenses in a manner that retains their basis of measurement in terms of the Canadian dollar, the parent company’s reporting currency. Under this method:

i)	Monetary items are translated at the exchange rate in effect at the balance sheet date;

ii)	Non-monetary items, principally the resource properties, are translated at historical exchange rates; and

iii)	Revenue and expenses are translated at the average rates of exchange during the period, other than depletion and amortization which are translated at historical rates.

V.	Resource properties and depletion

The Company capitalizes the cost of acquiring, maintaining, exploring and developing resource properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and the costs of abandoned properties are written-off in the period in which that decision is made by management. Proceeds received on the sale of interests in mineral properties will be credited to the carrying value of the properties, with any excess included in operations. Write-offs due to impairment in value are charged to operations.

pg.24

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

The Company is in the process of exploring and developing many of its other properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property, or from the sale of the property. Amounts shown for properties represent costs incurred net of write-offs and recoveries.

Mining costs associated with stripping activities in an open pit mine are capitalized if they represent a betterment to the mineral property in that access is gained to sources of reserves that will be produced in future periods that would otherwise not have been accessible. Capitalized stripping costs are amortized over the life of the deposit benefiting from the stripping using the unit-of-production method based on estimated proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves.

On April 1, 2010 the Company concluded that the San Francisco Mine had achieved a rate of production sufficient for it to be classified as being in commercial production.

VI.	Financial instruments and comprehensive income

The Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable, the vendor loan, and the gold loan are classified as other financial liabilities. The Company did not have held-to-maturity instruments during the years ended March 31, 2011 and 2010. The gold loan is amortized using the effective interest method and it contains an embedded derivative within it, which is carried at fair value and at each reporting period the Company will revalue the embedded derivative and any gains or losses will be charged to earnings.

Asset / Liability	Classification	Measurement
Cash and cash equivalents	Held-for-trading	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Payables and other long-term liabilities	Other financial liabilities	Amortized cost
Long-term debt	Other financial liabilities	Amortized cost
Embedded gold derivative	Held-for-trading	Fair value

Transaction costs directly attributable to the acquisition or issue of financial instruments are recognized in net income (loss) in the period incurred.

pg.25

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

VII.	Asset retirement obligations

The Company recognizes contractual, statutory and legal obligations associated with the retirement of mining properties when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for asset retirement obligations is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost will be amortized as an expense over the economic life of the related asset, once production of that asset commences. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability could be increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows to settle the obligation.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAE’s”) such as the Company.

The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011. The Company will issue its first annual and interim consolidated financial statements prepared under IFRS for its fiscal year ended March 31, 2012 and three months ended June 30, 2011, respectively, with restatement of comparative financial information presented. This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the April 1, 2010 opening balance sheet which will be issued as part of the comparative financial information in the June 30, 2011 unaudited interim financial statements.

IFRS Transition Plan

During the year the Company established a formal IFRS Transition Plan. This plan includes:

  An established project structure and governance practices

  Detailed timetable with milestones and deliverables

  Preliminary impact assessment

  Identification and allocation of resources (combination of internal and external)

  Analysis of all Canadian GAAP to IFRS differences

  Analysis and consideration of relevant IFRS 1 elections

  Development of financial statement format

  Assessment of impact on data systems, internal controls over financial reporting, and business activities, such as foreign currency activities, financings and compensation arrangements

pg.26

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

An external advisor has been engaged and the preliminary impact assessment has been completed. It involved a high level review and identification of the major differences between current GAAP and IFRS in all subject areas resulting in the prioritization of high, medium and low impact areas of focus for the Company based on potential to significantly impact our Company.

Senior management and the audit committee are appropriately updated on the progress of the project with major issues as a result of the work performed brought to their attention and addressed with them as necessary. The Company is finalizing all IFRS 1 elections and is in the process of performing the detailed analysis of Canadian GAAP and IFRS differences based on the priority areas of focus established in the preliminary impact assessment. The overall IFRS transition is expected to be completed on schedule.

Impact on Information Systems and Technology

It is anticipated that the adoption of IFRS will have some impact on information systems requirements. The Company has assessed the need for systems upgrades or modifications to ensure an efficient conversion to IFRS. The main drivers for systems changes include:

  Additional information required as a result of enhanced note disclosures,

  Tracking of IFRS to GAAP differences during the transition, and

  Tracking sufficient level of details within the accounting records to allow management to maintain adherence with IFRS going forward.

  We have assessed the impact on system requirements for the convergence and post-convergence periods. We do not anticipate any significant impact to applications arising from the transition to IFRS.

Impact on Reporting and Internal Controls

In accordance with the Company’s approach to certification of internal controls required under Canadian Securities Administrators’ National Instrument 52-109, all entity-level, information technology, disclosure and business process controls will require updating and testing to reflect changes arising from the Company’s conversion to IFRS. Where material changes are identified, these changes will be mapped and tested to ensure that no material control deficiencies exist as a result of the Company’s conversion to IFRS.

As part of the transition project, the Company will complete the design, implementation and documentation of the accounting process changes that result from the application of IFRS accounting policies.

pg.27

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

Potential Significant Impacts on Transition to IFRS

The Company is in the process of assessing the impacts of the transition to IFRS. Based on the analysis completed to date of Canadian GAAP and IFRS in effect at March 31, 2011, we have identified several differences between the Company’s current accounting policies and those expected to be applied in preparing IFRS consolidated financial statements. Information on those changes that management considers most significant to the Company are presented below.

IFRS 1 First-Time Adoption of International Financial Reporting Standards

Adoption of IFRS requires the application of IFRS 1, First-time Adoption of International Financial Reporting Standards, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The following are the optional exemptions available under IFRS 1 that the Company currently intends to elect on transition to IFRS and should not be regarded as a complete list of optional exemptions available. The Company continues to review all IFRS 1 exemptions and will implement those determined to be most appropriate in our transition to IFRS.

IFRS 1 - Business Combinations

Under IFRS 1 an entity has the option to retroactively apply IFRS 3, Business Combinations to all business combinations or may elect to apply the standard prospectively only to those business combinations that occur after the date of transition. The Company will elect this exemption under IFRS 1, which removes the requirement to retrospectively restate all business combinations prior to the date of transition to IFRS.

IFRS 1 - Borrowing costs

IAS 23 Borrowing Costs requires the capitalization of borrowing costs directly attributable to the acquisition, construction or production of qualifying assets. For example, certain items of plant and equipment that take a substantial time to complete would represent a qualifying asset. IFRS 1 provides an exemption whereby the Company may apply requirements of IAS 23 prospectively from the transition date. The current Canadian GAAP policy is to capitalize borrowing costs on certain projects. The Company has elected to use this exemption and apply IAS 23 prospectively. The Company will not be required to recalculate the amount of interest that would have been capitalized in each period prior to transition date under IFRS, which could be different than what was done under Canadian GAAP.

pg.28

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

IFRS 1 - Share-based payments

IFRS 1 allows the application of IFRS 2, Share-based Payments, to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by the date of transition to IFRS. The Company has elected this exemption under IFRS 1 which removes the requirement to retrospectively restate equity options that were granted after 7 November 2002 and vested before the date of transition to IFRS.

IFRS 1 - Decommissioning liabilities included in the cost of property, plant and equipment

IFRS 1 provides the option to measure the restoration provision at the transition date in accordance with the requirements of IAS 37. Accordingly the Company can choose to re-measure the provisions as at transition date under IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and estimate the amount to be included in the cost of the related asset by discounting the liability to the date on which the liability first arose. The Company is permitted to calculate this using the best estimates of the historical rate-adjusted discount rates, and recalculate the accumulated depreciation under IFRS up to the transition date. The Company intends to use this exemption. The asset retirement obligation (ARO) liability will be recalculated under IFRS which is expected to result in an opening balance sheet adjustment to increase the ARO asset and liability and decrease retained earnings.

Foreign Currency – IAS 21 The Effects of Foreign Exchange Rates

The adoption of IFRS will involve the identification of a functional currency for each legal entity. IFRS does not have the concept of group functional currency; as such the Company will need to make an assessment of all its subsidiaries. Under Canadian GAAP, there are various indicators to be considered in determining the appropriate functional currency of a foreign operation and such indicators are similar to those under IFRS. When the assessment of functional currency under IFRS provides mixed indicators and the functional currency is not obvious, priority is given to certain indicators. Because the determination of the functional currency requires the exercise of judgment based on the evaluation of all relevant information, differences in assessment under IFRS and Canadian GAAP may arise. The Company is in the process of assessing the functional currency of each of its entities, particularly changing to a US dollar reporting currency.

Warrants and financial liabilities under IAS 32 and IAS 39

Depending on the assessment of functional currency under IFRS, IAS 32/IAS 39 specifies that in the case where a warrant is denominated in a currency other than the company’s functional currency, that the warrant is not an equity instrument as classified under Canadian GAAP, rather a liability which must be fair valued through profit or loss at the end of each reporting period.

pg.29

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

Exploration for evaluation of mineral resources (E&E) - IFRS 6

IFRS allows previous GAAP policy regarding E&E expenditures to be carried forward to post-conversion period if the entity chooses to do so and requires entities to value E&E assets using a cost or a revaluation model subsequent to initial recognition. E&E assets may be disclosed as either tangible or intangible assets under IFRS. Entities may test impairment of E&E assets on a multiple cash-generating unit basis under IFRS, as long as such policy is established. Under Canadian GAAP the Company capitalizes resource property acquisition costs and exploration costs as resource properties. Under IFRS the Company has decided to continue to capitalize exploration costs on a project-by-project basis even prior to mineral reserves being established, therefore no opening balance sheet adjustment is expected. The Company intends to elect the cost model for subsequent measurement of E&E assets and to disclose E&E assets as tangible assets.

Impairment of Assets- IAS 36

Under Canadian GAAP, there is a two-step impairment test in which (1) undiscounted future cash flows are compared to the carrying value; and (2) if those undiscounted cash flows are less than the carrying value, the asset is written down to fair value. Under IFRS, an entity is required to assess, at the end of each reporting period, whether there is any indication that an asset may be impaired. If such an indication exists, the entity shall estimate the recoverable amount of the asset by performing a one-step impairment test, which requires a comparison of the carrying value of the asset to the higher of value in use and fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state. In addition irrespective of whether there is any indication of impairment, an entity must test goodwill and intangible assets with indefinite lives for impairment on an annual basis. IFRS allows reversal of impairment losses where circumstances have changed such that the impairments have been reduced. The Company is in the process of assessing whether impairment indicators exist and is reviewing previous impairments for potential reversals.

Equipment – IAS 16 Property, plant and equipment

IAS 16 contains more extensive guidance with respect to components within property, plant and equipment. When an item of property, plant and equipment comprises individual components for which different depreciation methods or rates are appropriate, each component is accounted for separately (component accounting). Canadian GAAP essentially contains similar guidance but is less extensive. The Company is assessing whether additional componentization is required. If it is, the adjustment will be to decrease property, plant and equipment with the offset to opening retained earnings.

pg.30

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

Asset Retirement Obligation - IAS 37 Provisions, contingent liabilities and contingent assets

Under Canadian GAAP, the discount rate used in determining the asset retirement obligation would be the Corporation’s credit adjusted risk free rate and is adjusted only for new obligations incurred. The standard also requires the use of external costs in the determination of the asset retirement obligation. Under IFRS, the discount rate used in determining the asset retirement obligation reflects current market assessments of the time value of money adjusted for specific risks not reflected in the underlying cash flows associated with the liability and is adjusted periodically. There is no requirement to use external costs to determine an asset retirement obligation if the Corporation will use its own resources to perform the related work. The difference in the discount rate used under IFRS is expected to result in an increase in the ARO liability with an offsetting increase in the ARO asset.

Provisions- IAS 37 Provisions, contingent liabilities and contingent assets

Under Canadian GAAP, a provision is required to be recorded in the financial statements when required payment is considered “likely” and can be reasonably estimated. The threshold for recognition of provisions under IFRS is lower than that under Canadian GAAP as provisions must be recognized if required payment is “probable.” Therefore, in principle, it is possible that there may be some provisions which would meet the recognition criteria under IFRS that were not recognized under Canadian GAAP. Other differences between IFRS and Canadian GAAP exist in relation to the measurement of provisions, such as the methodology for determining the best estimate where there is a range of equally possible outcomes (IFRS uses the midpoint of the range, whereas Canadian GAAP uses the low end of the range), and the requirement under IFRS for provisions to be discounted where material. The Company is in the process of assessing whether additional provisions require recognition on adoption of IFRS.

Stock Based Compensation – IFRS 2 Share-based Payment

Under IFRS, grants of equity-settled instruments are to be fair valued at grant date, for each tranche with a different vesting period and are to incorporate an estimate of forfeitures. Under Canadian GAAP forfeiture estimates and different fair values for each tranche with a different vesting period have not been calculated. The Company is in the process of calculating the measurement differences for the share options that were unvested as of the date of transition, April 1, 2010. The adjustment will be to decrease contributed surplus and increase the deficit in the opening IFRS balance sheet.

Income taxes

Canadian GAAP does not recognize deferred tax assets or liabilities arising from the effect of exchange rate movements on the tax base of non-monetary assets or liabilities measured in a functional currency that is different than the presentation currency; these are all recognized under IFRS. IFRS also has a different approach to recognizing and measuring uncertain tax positions (falling within the approach set out for provisions above).

pg.31

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

Major new deferred tax assets and liabilities might be recognized on adopting IFRS. The tax provision might also become more volatile because of the more active measurement of uncertain tax positions. The Company is still assessing the impact of implementing this standard.

Standards in development

The International Accounting Standard Board (IASB) will continue to issue new accounting standards during the conversion period, and as a result, the final impact of IFRS on the financial statements will only be measured once all the IFRS standards applicable at the conversion date are known. The Company will monitor projects currently underway which may impact the Company.

RISK FACTORS

Financial capability and additional financing

The Company currently has limited financial resources, limited operating income and no assurance that adequate funding will be available to further its exploration and development of its projects. The Company anticipates that from the profitable operation of the Mine, sufficient cash will be generated to fund the activities of the Company in the normal course. Although the Company has been successful in the past in financing its activities through the sale of equity securities, there can be no assurance that it will be able to obtain sufficient financing in the future to carry out exploration and development work on its properties. The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company, especially the Mine.

Fluctuating mineral prices

The Company’s revenues are expected to be, in large part, derived from the sale of gold, and possibly other by-product or co-product metals. The price of gold and other commodities has fluctuated widely in recent years and is affected by factors beyond the control of the Company including, but not limited to, international economic and political trends, currency exchange fluctuations, economic inflation and expectations for the level of economic inflation in the consuming economies, interest rates, global and local economic health and trends, speculative activities and changes in the supply of gold due to new mine developments, mine closures, as well as advances in various production technologies. All of these factors will impact the viability of the Company’s exploration projects in a manner that is impossible to predict with certainty.

Limited operating history

The Company was incorporated on March 17, 2005 and completed its IPO in July 2006. Consequently the Company has limited operating history.

pg.32

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

No history of earnings

This is the Company’s first year of commercial operations. Previously, the Company had suffered losses since its inception,.

No history of or dividends

The Company has not paid dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including operating results, financial condition and anticipated cash needs.

Political and regulatory framework in Mexico

In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. The Company's operations and properties are subject to a variety of governmental regulations including worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters. The Company’s activities relating to the Mine are subject to, among other things, Mexican mining law; regulations promulgated by SEMARNAP, Mexico's environmental protection agency; DCM, the Mexican Department of Economy – Director General of Mines; and the regulations of CONAGUA, the Comision National del Aqua with respect to water rights. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. The Company’s mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company’s activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. Mexico's status as a developing country may make it more difficult for the Company to obtain the required financing for its projects.

Operating in Mexico

The Company’s properties are in Mexico, which is a developing country, and consequently it may be difficult for the Company to obtain the necessary financing for its planned exploration or development activities in Mexico. The Company also plans to hire some of its employees or consultants in Mexico to assist the Company to conduct its operations in accordance with local Mexican law. The Company also plans to purchase certain supplies and retain the services of various companies in Mexico to meet its future business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico, or to obtain all of the necessary services or expertise in Mexico, or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside of Mexico which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company.

pg.33

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

Exploration, mine development, mining and production

Resource exploration, mine development and the production of metals is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits, but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The production and marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, the recovery of metals from ore, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of some or all of which may result in the Company not receiving an adequate return on investment capital.

Most of the Company’s properties are in the exploration and development stages and only the Mine has mineralization considered a probable mineral reserve pursuant to CIM definitions. Production has commenced at the Mine, however, the Company’s other properties would only be developed if favorable exploration results are obtained. The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines.

There is no assurance that the Company's future mineral exploration and development activities will result in any additional discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

There is no assurance that the regulatory authorities, including the TSX Venture Exchange (the “Exchange”) will approve the acquisitions of any additional properties by the Company, whether by way of option or otherwise.

pg.34

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

Uninsurable risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Environmental and safety regulations and risks

Environmental laws and regulations may affect the operations of the Company. These laws and regulations set various standards regulating certain aspects of health and environmental quality. They provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are or were conducted. Furthermore, the permission to operate could be withdrawn temporarily where there is evidence of serious breaches of health and safety, or even permanently, in the case of extreme breaches. Significant liabilities could be imposed on the Company for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or noncompliance with environmental laws or regulations. In all major developments, the Company generally relies on recognized designers and construction firms from which the Company will, in the first instance, seek indemnities. In addition, the Company intends to minimize these risks by taking steps to ensure compliance with environmental, health and safety laws and regulations, and operating to international environmental standards. There is also a risk that the environmental laws and regulations in Mexico become more onerous, making the Company’s operations in that country more expensive.

Mining titles

The ability of the Company to carry out successful mining activities will depend on a number of factors, one of the most critical factors being its ability to obtain tenure to its properties to the satisfaction of international lending institutions. The issue of any such licenses must be in accordance with Mexican law and, in particular, the relevant mining legislation. No guarantee can be given that these tenures will be granted to the Company, or if they are granted, that the Company will be in a position to comply with all conditions that are imposed. Furthermore, while it is common practice that permits and licenses may be renewed or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal or a transfer will be granted to the Company or, if they are granted, that the Company will be in a position to comply with all conditions that are imposed.

The Company is satisfied, based on its due diligence that its rights to the properties are valid and exist. There can be no assurance, however, that the Company’s rights will not be challenged by third parties claiming an interest in the properties.

pg.35

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

Mineral reserves and resources estimates

The mineral reserves and resources estimates in this MD&A and disclosed by the Company in general are only estimates and no assurance can be given that any particular level of recovery of minerals will be realized. The Company relies on laboratory-based recovery models to project estimated recoveries by ore type at optimal crush sizes. Actual gold recoveries in a commercial heap leach operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geological, metallurgical or engineering work and work interruptions, among other things. Short term factors, such as the need for an orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of those operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in proven and probable reserves or resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated proven and probable reserves and resources disclosed by the Company should not be interpreted as assurances of mine life ore of the profitability of future operations.

The Company has engaged expert independent technical consultants to advise it on, among other things, mineral reserves and resources and project engineering at the Mine. The Company believes these experts are competent and that they have and will carry out their work in accordance with all internationally recognized industry standards. If, however, the work conducted and to be conducted by these experts is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays and increased costs.

Production estimates

The Company prepares estimates of mine production for the Mine in Mexico. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse effect on any or all of its future cash flows, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores and the accuracy of estimates rates and costs of mining and processing.

The Company’s actual production may vary from its estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such an inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labor shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production.

pg.36

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

Mine development

The Company’s ability to sustain its present levels of gold production is dependent upon the identification of additional reserves at the Mine. If the Company is unable to develop new ore bodies, it will not be able to sustain or increase present production levels. Reduced production could have a material and adverse impact on future cash flows, results of operations and financial conditions.

Competitive conditions

The mining industry is intensely competitive in all its phases, and the Company competes with other companies that have greater financial resources and technical facilities. Competition in the precious metals mining industry is primarily for mineral-rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees, or acquire the capital necessary to fund its operations and develop its properties. The Company's inability to compete with other mining companies for these mineral deposits could have a material adverse effect on the Company’s results of operation and business.

Management

The success of the Company is currently largely dependent on the performance of its management and staff. The loss of the services of these critical persons could have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its management and staff or other qualified personnel required to operate its business. Failure to do so could have a material adverse affect on the Company and its prospects.

Dilution

There are a number of outstanding options and warrants pursuant to which additional common shares of the Company may be issued in the future. Exercise of such options and warrants may result in dilution to the Company’s shareholders. In addition, if the Company raises additional funds through the sale of equity securities, shareholders may have their investment further diluted.

pg.37

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

Price volatility of publicly traded securities

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. Any quoted market for the common shares may be subject to market trends generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings.

Political conditions

Regardless of the economic viability of the Company’s property interests, factors such as political instability, terrorism, expropriation by governments, or the imposition of new regulations or tax laws may prevent or restrict mining of some or all of any deposits which the Company may find. All of the Company’s property interests are located in Mexico and if a dispute arises regarding the Company’s property interests, the Company cannot rely on Canadian legal standards in defending or advancing its interests.

Foreign currency exchange

Currency exchange rate fluctuations may adversely affect the Company’s financial position and results. The Company does not currently have in place a formal policy for managing or controlling foreign currency risks.

Conflicts of interest

Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with the Company. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia). Some of the directors and officers of the Company are or may become directors or officers of other companies engaged in other business ventures. In order to avoid the possible conflict of interest which may arise between the directors’ duties to the Company and their duties to the other companies on whose boards they serve, the directors and officers of the Company have agreed to the following:

1.

participation in other business ventures offered to the directors will be allocated between the various companies and on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate;

2.	no commissions or other extraordinary consideration will be paid to such directors and officers; and

pg.38

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2011
Containing information as at June 28, 2010

3.

business opportunities formulated by or through other companies in which the directors and officers are involved will not be offered to the Company except on the same or better terms than the basis on which they are offered to third party participants.

In addition, the Company’s Corporate Governance and Nominating Committee has developed, and the board of directors has adopted, guidelines which require all Company directors to disclose all conflicts of interest and potential conflicts of interest to the Company.

FORWARD LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Annual Information Form (available on Sedar at www.sedar.com). All statements in this MD&A, other than statements of historical fact, that address production expectations, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, cost of gold and silver production including changes in or the availability of supplies and consumables, the recovery of gold and silver from the leach pads, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

QUALIFIED PERSON

Pursuant to National Instrument 43-101, Lawrence A. Dick, Phd, P.Geo is the Qualified Person (“QP”) responsible for the technical disclosure in this MD&A.

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